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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 15, 2020

Dear Sir/ Madam,

Sub: Annual General Meeting and Record Date for final dividend

This is to inform that the 39th Annual General Meeting (AGM) of the Company will be held over video conference on Saturday, **June 27, 2020.** The record date to determine those shareholders who will be eligible to receive the payment of final dividend, subject to shareholder's approval, will be Monday, **June 1, 2020**. The payment date for final dividend, as informed earlier will be Friday, **July 3, 2020** i.e. the fifth working date from the AGM. Further details on the manner of attending the AGM and casting votes by shareholders will be set out in the Notice of the AGM.

This is for your information and records. This information will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com